March 19, 2020

David Fischel
Chief Executive Officer
Stereotaxis, Inc.
4320 Forest Park Avenue, Suite 100
St. Louis, MO 63108

       Re: Stereotaxis, Inc.
           Registration Statement on Form S-3
           Filed March 16, 2020
           File No. 333-237194

Dear Mr. Fischel:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Robert Endicott, Esq.